CITY NATIONAL ROCHDALE FUNDS

400 North Roxbury Drive
Beverly Hills, California 90210

March 24, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	City National Rochdale Funds – File No. 333-191513

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 3 to the Registration Statement on Form N-14 of City National Rochdale Funds (the “Trust”), with respect to the proposed reorganization of the City National Rochdale Alternative Total Return Fund LLC into the City National Rochdale Fixed Income Opportunities Fund series of the Trust, be accelerated to March 24, 2014, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

City National Rochdale Funds

/s/F. Michael Gozzillo
Name: F. Michael Gozzillo
Title: Vice President

SEI Investments Distribution Co.

/s/Karen E. LaTourette
Name: Karen E. LaTourette
Title: Assistant Secretary and Chief Compliance Officer